Exhibit 99.3 to Report on Form 6-K

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Management of

Embraer – Empresa Brasileira de Aeronáutica S.A.

São Paulo - SP

1.	We have reviewed the accompanying condensed consolidated financial statements of Embraer – Empresa Brasileira de Aeronáutica S.A. and subsidiaries as of September 30, 2006, and the related condensed consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for the nine-month periods ended September 30, 2006 and 2005. These financial statements are the responsibility of the Company’s management.

2.	We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Based on our reviews, we are not aware of any material modifications that should be made to such condensed consolidated financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

4.	We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Embraer – Empresa Brasileira de Aeronáutica S.A. and subsidiaries as of December 31, 2005, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for the year then ended (not presented herein), and our report dated June 20, 2006 expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2005 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Deloitte Touche Tohmatsu Auditores Independentes

São Paulo, Brazil

January, 19 2006

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(In thousands of U.S. dollars - US$)

	Notes	At December 31, 2005	At September 30, 2006
ASSETS
CURRENT ASSETS
Cash and cash equivalents		1,339,159	1,230,423
Temporary cash investments	4	574,395	876,622
Trade accounts receivable, net	5	445,520	392,849
Collateralized accounts receivable		65,440	87,466
Customer and commercial financing		147,118	11,811
Inventories	6	1,477,559	1,882,287
Deferred income taxes		121,376	126,201
Guarantee deposits		269,522	313,486
Other assets		175,433	274,719

Total current assets		4,615,522	5,195,864

LONG TERM ASSETS
Trade accounts receivable	5	5,304	4,815
Collateralized accounts receivable		788,780	730,929
Customer and commercial financing		460,044	468,868
Property, plant and equipment, net		388,362	391,604
Investments		31,433	33,465
Deferred income taxes		302,304	340,460
Guarantee deposits		273,181	285,446
Other assets		67,515	44,904

Total long-term assets		2,316,923	2,300,491

TOTAL ASSETS		6,932,445	7,496,355

The accompanying notes are an integral part of these condensed consolidated financial statements.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(In thousands of U.S. dollars - US$)

	Notes	At December 31, 2005	At September 30, 2006
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Loans	7	475,305	759,753
Non-recourse and recourse debt		321,172	400,129
Capital lease obligations		2,753	1,809
Trade accounts payable		728,011	808,582
Advances from customers		485,958	666,685
Other payables and accrued liabilities		405,965	470,768
Taxes and payroll charges payable	8	113,360	119,585
Contingencies	9	19,826	14,784
Deferred income taxes		22,153	67,385
Accrued taxes on income		37,122	16,926
Dividends payable		42,811	54,053

Total current liabilities		2,654,436	3,380,459

LONG-TERM LIABILITIES
Loans	7	1,078,117	840,036
Non-recourse and recourse debt		498,081	428,315
Capital lease obligations		2,216	1,649
Advances from customers		97,024	151,320
Contributions from suppliers		97,852	114,514
Taxes and payroll charges payable	8	513,743	411,499
Other payables and accrued liabilities		125,006	108,812
Deferred income taxes		165,250	203,875
Contingencies	9	33,691	22,278

Total long-term liabilities		2,610,980	2,282,297

MINORITY INTEREST		46,775	53,199

SHAREHOLDERS’ EQUITY
Statutory capital-
Preferred (without par value, 1,000,000,000 shares authorized, 479,287,609 shares issued and outstanding at December 31, 2005)		882,627	—
Common (without par value, 1,000,000,000 shares authorized and 738,699,206 shares issued and outstanding as of September 30, 2006; at December 31,2005, 500,000,000 shares authorized and 242,544,447 shares issued and outstanding)		298,397	1,429,713
Special common share (R$ 1 par value, 1 share authorized, issued and outstanding at September 30, 2006 and December 31, 2005)		—	—
Additional paid-up capital		8,353	—
Legal reserve		126,711	—
Retained earnings (restricted)		305,914	351,657
Accumulated other comprehensive loss		(1,748)	(970)

Total shareholders’ equity		1,620,254	1,780,400

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		6,932,445	7,496,355

The accompanying notes are an integral part of these condensed consolidated financial statements.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁTICA S.A.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (UNAUDITED)

(In thousands of U.S. dollars – US$, except earnings per share)

		For the nine months ended September 30,
	Notes	2005	2006
GROSS SALES
Foreign market		2,453,531	2,613,618
Domestic market		193,724	115,291
Sales deductions		(7,206)	(5,587)

NET SALES		2,640,049	2,723,322

Cost of sales and services		(1,817,226)	(1,949,843)

GROSS PROFIT		822,823	773,479

OPERATING EXPENSES
Selling expenses		(177,933)	(305,154)
Research and development		(62,095)	(76,641)
General and administrative expenses		(138,945)	(151,926)
Employee profit sharing		(35,166)	(27,184)
Other operating income (expense), net	12	(18,367)	18,899

INCOME FROM OPERATIONS		390,317	231,473

Interest income (expense), net		(25,393)	99,662
Exchange loss, net		(19,520)	(1,026)
Other non-operating income (expense), net		(725)	(151)

INCOME BEFORE INCOME TAXES		344,679	329,958
Income tax expense	11	(47,530)	(59,455)

INCOME BEFORE MINORITY INTEREST		297,149	270,503
Minority interest		(7,454)	(4,797)

NET INCOME		289,695	265,706

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment		(3,950)	4,573

COMPREHENSIVE INCOME		285,745	270,280

EARNINGS PER SHARE	10
Basic-
Common		0.38	0.36
Preferred		0.41	—

Diluted-
Common		0.37	0.36
Preferred		0.41	—

WEIGHTED AVERAGE SHARES (in thousands )
Basic-
Common		242,544	738,697
Preferred		478,219	—

Diluted-
Common		242,544	741,862
Preferred		481,746	—

The accompanying notes are an integral part of these condensed consolidated financial statements.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(In thousands of U.S. dollars – US$)

	For the nine months ended September 30,
	2005	2006
CASH FLOWS FROM OPERATING ACTIVITIES

Net income	289,695	265,707
Depreciation and amortization	52,190	55,699
Deferred income and social contribution tax	2,556	40,875
Trade accounts receivable and customer and commercial financing	(213,339)	211,409
Inventories	(192,644)	(421,324)
Contribution from suppliers	(32,389)	16,662
Customer advances	65,935	235,024
Temporary cash investments	(642,156)	(297,137)
Other	223,092	(132,147)

Net cash used in operating activities	(447,060)	(25,232)

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	(50,387)	(70,087)
Proceeds from property, plant and equipment disposals and other	213	18,834

Net cash used in investing activities	(50,174)	(51,253)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of loans	(777,356)	(705,679)
Proceeds from borrowings	1,126,232	718,270
Dividends and/or interest on capital paid	(146,953)	(99,314)
Proceeds from the issuance of shares	6,934	423
Payments on capital lease obligations	(2,025)	(2,856)

Net cash provided by (used in) financing activities	206,832	(89,157)

Effect of foreign exchange rate changes on cash and cash equivalents	87,317	56,909

Net decrease in cash and cash equivalents	(203,085)	(108,736)

Cash and cash equivalents, at beginning of period	963,818	1,339,159

Cash and cash equivalents, at end of period	760,733	1,230,423

The accompanying notes are an integral part of these condensed consolidated financial statements.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (UNAUDITED)

(Amount in thousands of U.S. dollars)

	Capital				Additional		Retained	Accumulated other
	Common		Preferred		paid-up capital	Legal	earnings	comprehensive
	Shares	Amount	Shares	Amount	stock option	reserve	(restricted)	loss	Total
BALANCE AT DECEMBER 31, 2004	242,544,448	240,201	475,797,420	756,138	8,353	111,443	234,849	2,884	1,353,868

Capital increase	—	—	2,421,870	6,934	—	—	—	—	6,934
Net income	—	—	—	—	—	—	289,695	—	289,695
Legal reserve	—	—	—	172,581	—	—	(172,581)	—	—
Dividends / Interest on equity	—	—	—	—	—	—	(138,589)	—	(138,589)
Expired dividends
Currency translation adjustment	—	—	—	—	—	—	—	(3,950)	(3,950)

BALANCE AT SEPTEMBER 30, 2005	242,544,448	240,201	478,219,290	935,653	8,353	111,443	213,374	(1,066)	1,507,958

	Capital				Additional		Retained	Accumulated other
	Common		Preferred		paid-up capital	Legal	earnings	comprehensive
	Shares	Amount	Shares	Amount	stock option	reserve	(restricted)	loss	Total
BALANCE AT DECEMBER 31, 2005	242,544,448	298,397	479,287,609	882,627	8,353	126,711	305,914	(1,748)	1,620,254

Capital increase	87,387	423	—	—	—	—	—	—	423
Restructuring of the company	16,779,763	248,266	—	—	(8,353)	(126,711)	(109,407)	(3,795)	—
Conversion preferred shares into common shares	479,287,609	882,627	(479,287,609)	(882,627)	—	—	—	—	—
Net income			—	—	—	—	265,707	—	265,707
Dividends / Interest on equity			—	—	—	—	(110,557)	—	(110,557)
Currency translation adjustment			—	—	—	—		4,573	4,573

BALANCE AT SEPTEMBER 30, 2006	738,699,207	1,429,713	—	—	—	—	351,657	(970)	1,780,400

The accompanying notes are an integral part of these condensed consolidated financial statements.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2006 AND

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2006

(In thousands of U.S. dollars, unless otherwise stated) (UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The unaudited condensed consolidated financial statements of EMBRAER-Empresa Brasileira de Aeronáutica S.A. (the “Company”) for the nine months ended September 30, 2006 and 2005 are based upon accounting policies and methods consistent with those used and described in the Company’s annual report. In the opinion of management, such financial statements include all adjustments, consisting only of normal recurring adjustments that are necessary for a fair presentation of the consolidated financial position, results of operations and cash flows for the interim periods presented. The results for the first nine months of the year may not necessarily be indicative of the results to be expected for the entire year.

The unaudited condensed consolidated financial statements do not include all the disclosures required by accounting principles generally accepted in the United States of America (“US GAAP”), and therefore should be read in conjunction with the most recent annual financial statements.

The financial information has been prepared in accordance with US GAAP which differ in certain respects from accounting principles applied by the Company in its financial statements prepared in accordance with Brazilian Accounting Practices (“BR GAAP”).

A substantial portion of the Company’s sales is destined for export and a substantial level of financing is denominated in U.S. dollars (US$). The Company presents its financial statements in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52 - “Foreign Currency Translation”. The Company’s Board of Directors and management have historically considered that the U.S. dollar has been, and remains in their opinion, the currency in which the Company principally operates. Accordingly, the Company’s management has concluded that the functional currency is currently the U.S. dollar.

For subsidiaries whose particular functional currency is not the U.S. dollar, asset and liability accounts are translated to the Company’s reporting currency using exchange rates in effect at the balance sheet dates and income and expense items are translated using weighted average exchange rates. Resulting currency translation adjustments are reported in a separate component of shareholders’ equity, in other comprehensive income.

2. OPERATIONS

The corporate purpose of the Company, previously Rio Han Empreendimentos e Participações S.A. (see below), is the development, production and sale of jet and turboprop aircraft for civil and defense aviation, aircraft for agricultural use, structural components, mechanical and hydraulic systems and technical activities related to the production and maintenance of aerospace material.

At the Extraordinary General Meeting of the shareholders held on March 31, 2006, shareholders approved the proposal for corporate restructuring of the Company presented by the Board of Directors on January 19, 2006, resulting in the merger of the former Embraer into its Parent Company, Rio Han Empreendimentos e Participações S.A. The Parent Company, which had no

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2006 AND

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2006—Continued

(In thousands of U.S. dollars, unless otherwise stated) (UNAUDITED)

operations up to the date of the merger, adopted the corporate name of Embraer – Empresa

Brasileira de Aeronáutica S.A.

As established in the merger protocol, the equity variations of the former Embraer from September 30, 2005 (base date for the merger) to December 31, 2005 were recorded by the Company directly in retained earnings. The Company recorded the equity variations from January 1 to March 31, 2006 in results of operations. The September 30, 2006 Financial Statements are being compared to those of former Embraer.

The objective of this restructuring was to provide improved access to the Capital Markets, aimed at sustaining the growth of Embraer’s businesses. This restructuring permitted the Company’s registration in a special listing segment of the São Paulo Stock Exchange (BOVESPA), called the New Market (“Novo Mercado”). Furthermore, the Company no longer has a defined controlling group, and the capital now comprises only common stock, assuring voting rights for all the shareholders. The notice of relevant fact providing details of this transaction was published on January 20, 2006.

3. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS - NOT YET ADOPTED

In September 2006, the FASB issued SFAS 158 – “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. This Statement requires an employer to recognize the overfunded or underfunded status of single-employer defined benefit pension and other post-retirement plans as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur in other comprehensive income. This Statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The statement is required to be adopted by the Company on its financial statements for the year ending December 31, 2006 and its adoption will not materially affect the Company’s financial position and results of operations.

In September 2006, the FASB issued SFAS 157 – “Fair Value Measures” which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. This Statement shall be effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including any financial statements for an interim period within that fiscal year. The Company does not expect that this will have any significant impact on the accounting it currently follows for measuring fair value and is currently evaluating the expanded disclosure requirements about fair value measurements.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2006 AND

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2006—Continued

(In thousands of U.S. dollars, unless otherwise stated) (UNAUDITED)

In June 2006, the FASB issued FIN 48 – “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109”, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109 – “Accounting for Income Taxes”. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return that is reflected in measuring current and deferred tax assets. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. Earlier adoption is encouraged if the enterprise has not yet issued financial statements, including interim financial statements, in the period this Interpretation is adopted. Management is currently evaluating the potential impact of this interpretation on the Company’s financial statements.

In February 2006, the FASB issued SFAS No. 155 – “Accounting for Certain Hybrid Financial Instruments”. SFAS No. 155 amends FASB Statements No. 133 – “Accounting for Derivative Instruments and Hedging Activities” and No. 140 – “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. SFAS 155 resolves issues addressed in Statement 133 Implementation Issue No. D1 - “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets”, and in general terms:

(a)	Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation;

(b)	Clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133;

(c)	Establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation;

(d)	Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and

(e)	Amends Statement 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

This Statement is effective for all financial instruments acquired or issued by the Company as from January 1, 2007 and its adoption is not expected to materially affect the Company’s financial position and results of operations

4. TEMPORARY CASH INVESTMENTS

At September 30, 2006 and December 31, 2005, the Company held investments in private investment funds primarily comprised of debentures issued by private companies and notes

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2006 AND

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2006—Continued

(In thousands of U.S. dollars, unless otherwise stated) (UNAUDITED)

issued by the Brazilian federal government. The securities included in the portfolio of the private investment funds have daily liquidity and are marked-to-market on a daily basis. The Company considers these investments as securities held for trading, with changes in their fair value reflected in results of operations.

These private investment funds do not have significant financial obligations. Any financial obligations are limited to service fees due to the asset management company employed to execute investment transactions, audit fees and other similar expenses. There are no consolidated assets of the Company that are collateral for these obligations and the creditors of the funds do not have recourse against the general credit of the Company.

5. TRADE ACCOUNTS RECEIVABLE

	At December 31, 2005	At September 30, 2006
Commercial Aviation	99,515	32,353
Defense and Government
- Brazilian Air Force	120,910	121,553
- Other	49,673	8,786
Customer Service and other	227,983	275,786

	498,081	438,478
Less allowance for doubtful accounts receivable	(47,257)	(40,814)

	450,824	397,664
Less - current portion	445,520	392,849

Long-term portion	5,304	4,815

The activity in the allowance for doubtful accounts for the year and nine-month periods is as follows:

	At December 31, 2005	At September 30, 2006
Beginning balance	23,497	47,257
Effect of OGMA acquisition	22,011	—
Write-offs	(360)	(14,719)
Additions	2,109	8,276

Ending balance	47,257	40,814

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2006 AND

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2006—Continued

(In thousands of U.S. dollars, unless otherwise stated) (UNAUDITED)

6. INVENTORIES

	At December 31,	At September 30,
	2005	2006
Finished goods	86,635	254,313
Work-in-process (i)	677,174	803,173
Raw materials	599,667	676,796
Inventory in transit	103,425	129,480
Advances to suppliers	10,658	18,525

	1,477,559	1,882,287

(i)	Including $177,182 related to 10 pre-series aircraft ($ 206,438 in 2005 - 12 aircraft) of the EMBRAER 170/190 family and one Legacy, which were in construction or in use under the certification campaign.

7. LOANS

Summary

Description	Final maturity	Currency	Annual interest rate -%	At December 31, 2005	At September 30, 2006
Foreign Currency
Materials acquisition	2011	U.S. dollar	4.12 to 8.05;
			LIBOR plus 1.75 to 2.70) (1)	526,224	494,727
	2006	Japanese yen	JIBOR plus 1.05 (2)	31,443	31,702
Export financing	2010	U.S. dollar	7.81	50,846	51,801
Advances on foreign exchange contracts	2006	U.S. dollar	Basket of Currencies +3%	96,763	3,363
Project development	2016	U.S. dollar	LIBOR plus 2.50 to 3.50	182,360	186,151
Working capital	2009	Euro	Euribor 6M plus 1.5 (3)
			3.50	25.324	28,287
		GBP	3.50	—	32
	2010	U.S. dollar	3.50 to 6.03
			LIBOR plus 2.15 to 2.97	416,677	399,701

Subtotal				1,329,637	1,195,764

Local Currency
Project development	2010		TJLP plus 1.00 to 6.00 (4)	13,891	15,762
Export financing	2006		TJLP plus 2.20	201,277	381,976
Working capital	2007		115% of the CDI (5)	5,775	6,287
Acquisition of property and equipment	2010		TJLP plus 3.00 to 4.35	2,842	—

Subtotal				223,785	404,025

Total debt				1,553,422	1,599,789
Less-Current portion				475,305	759,753

Long-term portion				1,078,117	840,036

(footnotes to table on next page)

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2006 AND

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2006—Continued

(In thousands of U.S. dollars, unless otherwise stated) (UNAUDITED)

(1)	LIBOR means London Interbank Offered Rate

(2)	JIBOR means Japanese Interbank Offered Rate

(3)	Euribor means Euro Interbank Offered Rate

(4)	The annualized TJLP (Government nominal long-term interest rate), fixed quarterly, was 8,15% at June 30, 2006(9,75% at December 31, 2005).

(5)	CDI means Brazilian Interbank Offered Rate

The foreign currency exchange rates (expressed in units per US$1.00) related to the Company’s main debt instruments were as follows:

	At December 31, 2005	At September 30, 2006
Brazilian reais	2.3407	2.1742
Euro	1.1830	1.2683
Japanese yen	118.0205	118.115
GBP	—	1.8718

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2006 AND

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2006—Continued

(In thousands of U.S. dollars, unless otherwise stated) (UNAUDITED)

Maturities of long-term debt as of September 30, 2006, are as follows:

Year
2007	130,974
2008	275,563
2009	188,347
2010	201,477
2011 and thereafter	43,675

840,036

The table below provides the weighted average interest rates on loans by principal currency as of September 30, 2006 and December 31, 2005:

	At December 31, 2005	At September 30, 2006
U.S. dollars	6.53%	7,36%
Brazilian reais	12.28%	8,49%
Japanese yen	1.17%	1,17%
Euro	3.67%	3,68%
GPB	—	6,00%

From the total $1,599.8 indebtedness of the Company as of September 30th, 2006, $367,220 is collateralized. Of this collateralized amount, $133,604 relate to mortgages on real estate, $101,920 to guarantees on machinery, equipment and inventories, $60,126 are secured by bank guarantees and $71,570 are related to subsidiaries’ financings guaranteed by corporate guarantees issued by the Company.

Restrictive covenants

Loan agreements with certain financial institutions, representing $812,141 at September 30th, 2006 (2005 - 891,025), $605,756 of which were classified as long-term (2005 - $799,457), contain certain restrictive covenants, in connection with usual market practices, which require that the ratio between net debt and EBITDA ratio (earnings before interest, taxes, depreciation and amortization - measured using BR GAAP figures for all institutions except for IFC which uses US GAAP) ratio cannot be higher than 3 to 1, the debt service coverage based on the ratio between EBITDA and net financial expenses ratio must be higher than 3 to 1 and EMBRAER shareholder’s equity must be higher than R$2,3 billion.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2006 AND

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2006—Continued

(In thousands of U.S. dollars, unless otherwise stated) (UNAUDITED)

In respect of the IFC loan, the debt service coverage ratio is calculated utilizing the gross amount of financial expenses instead of net financial expense.

In addition, there are other general restrictions related to financial leverage levels, subsidiaries’ level of indebtedness, new pledges of assets, significant changes in ownership control of the Company, sale of assets, dividend payments in case of financing defaults and transactions with affiliates. Under a specific financing contract, there is also a requirement that the Company must have at least 100 firm orders of new aircraft in its backlog.

As of September 30, 2006, the Company was not in compliance with one of the restrictive covenants related to its financial leverage. The Company promptly obtained the waiver for this covenant and is negotiating an amendment of the covenant with the creditor.

8. TAXES AND PAYROLL CHARGES PAYABLE

	At December 31, 2005	At September 30, 2006
Refinanced INSS / FUNRURAL (social security contribution on rural worker’s compensation)	56,415	16,239
Current taxes (other than taxes on income)	27,939	35,458
Disputed taxes and social charges (1)	542,749	479,387

	627,103	531,084
Less-current portion	113,360	119,585

Long-term portion	513,743	411,499

(1) The Company is challenging in Court the merit and constitutionality of several taxes and has obtained writs of mandamus or injunctions to avoid payment of such taxes. Pending a final decision on such cases, the Company is recognizing as expenses the total amount of the legal obligations and interest calculated based on the SELIC (Central Bank overnight rate), which represented a nominal variation of 7.54 % for the nine month period ended September 30, 2006 (2005 – 14.12%). The principal taxes being challenged in court are as follows:

•	The Company is questioning in Court certain changes in rates and rules of the PIS (Social Contribution on Gross Revenue) and COFINS (Social Contribution on Billing) calculation, determined by Law nº 9.718/98 from January 1, 1999 (PIS and COFINS) and Law 10.637/02 from December 30, 2002 (PIS). Total amount accrued amounts to $182,502 ($178,838 as of December 31, 2005).

•	The Company is required to pay to the government a tax called SAT (Workers Compensation Insurance) at a rate of 3% of wages. In December 1998, the Company obtained a preliminary injunction to reduce the tax rate from 3% to 1%, and the difference has been accrued and amounts to $50,603 at September 30, 2006 ($45,280 as of December 31, 2005).

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2006 AND

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2006—Continued

(In thousands of U.S. dollars, unless otherwise stated) (UNAUDITED)

•	In April 1999, the Company obtained a Writ of Mandamus that authorized the offset of tax payments (INSS—social security contribution), which were made in August, September and October 1989, against future payments, due to a rate increase from 10% to 20%, which was considered unconstitutional. The amount of $25,552 was accrued as of September 30, 2006 ($21,585 as of December 31, 2005).

•	IPI (Federal VAT)—The Company is claiming the right to offset IPI credits on the acquisition of non-taxable or zero-rate raw materials against income and social contribution taxes. The amount of taxes accrued but not paid related to this claim as of September 30, 2006 was $42,299 ($147,522 as of December 31, 2005).

•	The Company is challenging the payment of the social contribution incurred on export sales revenues. The amount of taxes accrued but not paid related to this claim was $164,366 as of September 30, 2006 ($140,977 as of December 31, 2005).

9. CONTINGENCIES

Based on an analysis of each claim and on consultation with its outside legal counsel, the Company has recognized provisions for probable losses arising from its legal proceedings involving tax, labor and civil matters, as shown below:

	At December 31,	At September 30,
	2005	2006
Labor contingencies (1)	24,561	23,695
Tax contingencies (2)	26,682	10,853
Civil disputes	2,274	2,514

	53,517	37,062
Less-current portion	19,826	14,784

Long-term portion	33,691	22,278

(1)	The labor lawsuits relate to claims brought by unions on behalf of employees or by individuals, in which former employees are individually claiming overtime, productivity premiums, reinstatement, allowances and retroactive salary increases and adjustments.

A lawsuit claiming a retroactive salary increase was brought by the labor union in June 1991 in the name of all employees of the Company which worked at November 1990. The objective of the claim is to make the salary increase granted by the Company in January and February 1991 retroactive to November and December 1990, through an agreement with the employees’ union. As of December 31, 2005, approximately 97% of current and former employees have agreed to settlements. Another claim relates to monetary restatements associated with the “Plano Collor” and “Plano Verão” (Brazilian economic recovery plans) on the FGTS (employee severance pay fund) penalty paid by the Company for employees dismissed between December 1988 and April 1990.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2006 AND

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2006—Continued

(In thousands of U.S. dollars, unless otherwise stated) (UNAUDITED)

(2)	This provision relates to income tax and social contributions contingencies resulting from notices of assessment received from Brazilian Federal tax authorities, which the Company is challenging.

10. EARNINGS PER SHARE

Up to 2005 the Company’s capital stock was comprised of preferred and common shares. Preferred shares were entitled to receive dividends 10% greater than dividends allocated to common shares. Accordingly, basic and diluted earnings per share presented below for the nine-month period ended September 30, 2005 were computed based on the two class method, considering an allocation of undistributed earnings to common an preferred shares on a 100 to 110 basis, respectively, based on the weighted average number of shares outstanding during the period to total shares (allocation percentage). Because the allocation percentage for each class differs for basic and diluted earnings per share, allocated undistributed earnings differ for each calculation.

Basic earnings per common share was computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Net income available to common shareholders was computed by deducting distributed and undistributed net income available to preferred shareholders from net income. Basic earnings per preferred share was computed by dividing net income available to preferred shareholders by the weighted average number of preferred shares outstanding. Net income available to preferred shareholders corresponds to the sum of preferred stock dividends and the preferred shareholders’ portion of undistributed net income. Undistributed net income is computed by deducting total dividends (the sum of preferred and common stock dividends) from net income.

In 2006, as a result of the Company’s restructuring in March 2006, the capital stock is composed of common shares only. Accordingly, all undistributed earnings are allocated to common shares.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2006 AND

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2006—Continued

(In thousands of U.S. dollars, unless otherwise stated) (UNAUDITED)

Diluted earnings per share is computed similarly to basic earnings per share except that the outstanding shares are increased to include the number of additional shares that would have been outstanding if the potential dilutive shares attributable to stock options had been issued during the respective periods, utilizing the treasury stock method.

The computation of basic and diluted earnings per share is as follows:

	For the nine months ended September 30,
	2005			2006
	Common	Preferred	Total	Common
Basic numerator:
Actual dividends declared/paid	43,735	94,854	138,589	94,239
Basic allocated undistributed earnings (1)	47,685	103,421	151,106	171,468

Allocated net income available for common and preferred shareholders	91,420	198,275	289,695	265,707

Basic denominator:
Weighted average shares	242,544	478,219		738,697

Basic earnings per share	0.38	0.41		0.36

Diluted numerator:
Actual dividends declared/paid	43,515	95,074	138,589	94,239
Diluted allocated undistributed earnings (1)	47,445	103,661	151,106	171,468

	90,961	198,735	289,695	265,707
Allocated net income available for shareholders	90,961	198,735	289,695	265,707

Allocated diluted net income available for common and preferred shareholders	90,961	198,735	289,695	265,707

Diluted denominator:
Weighted average shares outstanding	242,544	478,219		738,697
Dilutive effects of stock options (2)	—	3,526		3,165

Diluted weighted average shares	242,544	481,746		741,862

Diluted earnings per share	0.37	0.41		0.36

(1)	The Company calculates earnings per share on common and preferred shares under the two-class method. Effective January 1, 1997, preferred shareholders are entitled to receive per share dividends at least 10% greater than the per share dividends paid to common shareholders. Undistributed earnings, proportion of, from January 1, 1997 forward were therefore allocated to common and preferred shareholders on a 100 to 110 basis, respectively, based upon the weighted average number of shares outstanding during the period to total shares (allocation percentage). Because the allocation percentage for each class differs for basic and diluted earnings per share purposes, allocated undistributed earnings differ for such calculations.

(2)	For purposes of computing diluted earnings per share, outstanding stock options are assumed to be converted into common and preferred shares using the treasury stock method.

11. INCOME TAXES

Income tax expense is composed of:

	For the nine months ended September 30,
	2005	2006
Current	(44,974)	(18,580)
Deferred	(2,556)	(40,875)

Total income tax expense	(47,530)	(59,455)

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2006 AND

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2006—Continued

(In thousands of U.S. dollars, unless otherwise stated) (UNAUDITED)

The following is a reconciliation of the reported income tax expense and the amount calculated by applying the combined statutory tax rate:

	For the nine months ended September 30,
	2005	2006
Income before taxes as reported	344,679	329,958
Combined statutory income tax rate	34%	34%

Tax expense at statutory income tax rate	117,191	112,186
Permanent differences:
Nondeductible expenses	1,513	5,453
Translation effects	(21,018)	(22,711)
Dividends paid as interest on capital	(47,362)	(32,041)
Change in valuation allowance for deferred tax assets	(2,550)	543
Reversal of tax incentives	(1,123)	—
Other	879	(3,975)

Income tax expense as reported	47,530	59,455

The Company’s deferred tax assets and liabilities are comprised of tax loss carryforwards and effects resulted from temporary differences as follows:

	At December 31, 2005	At September 30, 2006
Deferred tax assets on:
Tax loss carryforwards (1)	7,300	18,758
Temporary differences:
Accrual for product warranties and improvements	44,192	44,512
Accrued taxes other than taxes on income	86,596	88,243
Deferred charges, except research and development	144,591	161,868
Other accrued expenses not deductible for tax purposes	70,661	71,727
Difference in bases of property, plant and equipment	9,346	9,678
Difference in inventory basis	31,999	39,340
Post-retirement benefits accrual	1,255	1,255
Other	30,975	35,060
Valuation allowance (2)	(3,235)	(3,777)

Total deferred tax assets	423,680	466,661

Deferred tax liabilities on:
Temporary differences:
Difference in bases of property, plant and equipment	(18,175)	(24,060)
Research and development	(157,392)	(184,440)
Undistributed earnings of foreign subsidiaries	—	(41,738)
Other	(11,836)	(21,022)

Total deferred tax liabilities	(187,403)	(271,260)

Net deferred tax asset	236,277	195,401

(footnotes to table on next page)

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2006 AND

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2006—Continued

(In thousands of U.S. dollars, unless otherwise stated) (UNAUDITED)

(1)	Deferred tax assets related to tax loss carryforwards are derived from:

	At September 30,
	2005	2006
Brazilian entities	2,972	13,250
Foreign subsidiaries	4,328	5,508

Total	7,300	18,758

Tax losses originated from the Brazilian entities do not have expiration dates but their utilization is limited to 30% of annual taxable income.

(2)	The valuation allowance relates to tax loss carryforwards of certain foreign subsidiaries, which are not expected to be realized.

Management believes that the recorded valuation allowance reduces deferred tax assets to an amount that is more likely than not to be realized.

12. OTHER OPERATING INCOME (EXPENSE), NET

Other operating income (expense), net for the nine months ended September 30, 2006 includes a gain of US$9,890 resulting from the sale of a Legacy 600 previously recorded as Property, Plant and Equipment since it was internally used by the Company.

13. OFF-BALANCE SHEET ARRANGEMENTS

In the normal course of business, the Company participates in certain off-balance sheet arrangements, including guarantees, repurchase obligations, trade-in and product warranty commitments, as follows:

Guarantees

Financial guarantees are triggered if customers do not perform their obligations to service the debt during the term of certain financing arrangements. Financial guarantees provide credit support to the guaranteed party to mitigate default-related losses. The underlying assets collateralize these guarantees. The value of the underlying assets may be adversely affected by an economic or industry downturn. Upon an event of default, the Company usually is the agent for the guaranteed party for the refurbishment and remarketing of the underlying asset. The Company may be entitled to a fee for such remarketing services. Typically a claim under the guarantees can only be made upon surrender of the underlying asset for remarketing.

Residual value guarantees provide a third party with a specific guaranteed asset value at the end of the financing agreement. In the event of a decrease in market value of the underlying asset, the Company shall bear the difference between the specific guaranteed amount and

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2006 AND

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2006—Continued

(In thousands of U.S. dollars, unless otherwise stated) (UNAUDITED)

the actual fair market value. The Company’s exposure is mitigated by the fact that, in order to benefit from the guarantee, the guaranteed party has to make the underlying assets meet specified strict return conditions.

The following table provides quantitative data regarding the Company’s guarantees to third parties. The maximum potential payments represent the worst-case scenario, and do not necessarily reflect the results expected by the Company. Estimated proceeds from performance guarantees and underlying assets represent the anticipated values of assets the Company could liquidate or receive from other parties to offset its payments under guarantees.

	At December 31,	At September 30,
Description	2005	2006
Maximum financial guarantees	1,768,030	1,746,037
Maximum residual value guarantees	878,249	925,279
Mutually exclusive exposure (1)	(415,460)	(428,041)
Provisions and liabilities recorded	(54,011)	(52,713)

Off-balance sheet exposure	2,176,808	2,190,562
Estimated proceeds from performance guarantees and underlying assets	2,127,208	2,287,839

(1)	In the event both guarantees were issued for the same underlying asset, the residual value guarantees can only be exercised if the financial guarantees have expired without having been triggered, and, therefore, their distinct effects have not been combined to calculate the maximum exposure.

As of December 31, 2005 and September 30, 2006, the Company maintained escrow deposits in the total amount of $249,673 and $ 268,992, respectively, in favor of third parties for whom it has provided financial and residual value guarantees in connection with certain aircraft sales financing structures.

Aircraft Repurchase Options

The Company is contingently liable for repurchasing six aircrafts sold under sales contracts that provided the customer with the right to sell the aircraft back to the Company in the future, according to defined pricing mechanisms.

Aircraft Trade-In Options

In connection with the signing of a purchase contract for new aircraft, the Company may provide trade-in options to its customers. These options provide a customer with the right to trade-in existing aircraft upon the purchase of new aircraft. As of September 30, 2006 and December 31, 2005, three commercial aircraft were subject to trade-in options. The trade-in price is based on third-party appraisals related to the forecasted fair value for each specific aircraft. We were required to accept three aircrafts for trade-in during the year ended December 31, 2005 and none during the nine months ended September 30, 2006.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2006 AND

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2006—Continued

(In thousands of U.S. dollars, unless otherwise stated) (UNAUDITED)

Product Warranties

The Company provides product warranties in conjunction with certain product sales.

Generally, aircraft sales are accompanied by a standard warranty for systems, accessories, equipment, parts and software manufactured by the Company. Warranty expense related to aircraft and parts is recognized at the time of sale based on estimated amounts of warranty costs anticipated to be incurred, typically expressed as a percentage of revenue. These estimates are based on factors that include, among other things, warranty claim and cost experience, warranty coverage available from suppliers, type and duration of warranty coverage and the volume and mix of aircraft sold and in service. The warranty period typically ranges from two to five years.

Product and performance provisions are included in other payables and accrued liabilities and had the following activity during the nine-month period ended September 30, 2006:

	At December 31, 2005	Additions	Reductions for payments made/reversals	At September 30, 2006
Product warranties	90,904	24,068	(20,592)	94,379
Product improvement liabilities	40,350	7,932	(8,422)	39,860

14. SEGMENT INFORMATION

The Company’s operations are organized based on the products and services it offers. Under this organizational structure, the Company operates in the following segments: commercial aviation, defense and government, executive aviation and customer services and others.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2006 AND

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2006—Continued

(In thousands of U.S. dollars, unless otherwise stated) (UNAUDITED)

The following table provides geographic information regarding net sales, segregated additionally among the above-mentioned segments. The geographic allocation is based on the location of the operator of the aircraft.

	For the nine months ended September 30,
	2005	2006
Net sales by geographic area
The Americas without Brazil-Commercial aviation	1,629,137	1,202,740
Defense and Government	16,424	78,647
Executive aviation	113,764	197,451
Customer services and others	104,488	157,203

	1,863,813	1,636,041
Brazil:
Commercial aviation	—	—
Defense and government	209,825	62,748
Customer services and others	37,997	52,543

	247,822	115,291
Europe:
Commercial aviation	173,586	288,183
Defense and government	5,380	9,775
Executive aviation	41,000	92,498
Customer services and others	119,751	174,402

	339,717	564,858
Others:
Commercial aviation	110,042	334,151
Defense and government	75,137	201
Executive aviation	—	69,338
Customer services and others	3,518	3,442

	188,697	407,132

Total	2,640,049	2,723,322

The following table presents income statement information by operating segment:

	For the nine months ended September 30,
Operating income	2005	2006
Net sales:
Commercial aviation	1,912,766	1,825,074
Defense and government	306,766	151,371
Executive aviation	154,764	359,287
Customer services and others	265,753	387,590

	2,640,049	2,723,322
Cost of sales and services:
Commercial aviation	(1,284,591)	(1,330,451)
Defense and government	(246,816)	(117,026)
Executive aviation	(105,440)	(239,208)
Customer services and others	(180,379)	(263,158)

	(1,817,226)	(1,949,843)
Gross profit:
Commercial aviation	628,175	494,624
Defense and government	59,950	34,345
Executive aviation	49,324	120,079
Customer services and others	85,374	124,431

	822,823	773,479
Operating expenses:
Commercial aviation	(123,646)	(356,017)
Defense and government	(52,390)	(20,437)
Executive aviation	(91,845)	(107,886)
Customer services and others	(48,007)	(24,663)
Unallocated corporate expenses	(116,618)	(33,003)

	(432,506)	(542,006)

Income from operations	390,317	231,473

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2006 AND

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2006—Continued

(In thousands of U.S. dollars, unless otherwise stated) (UNAUDITED)

The following tables present other information about the Company’s operating segments:

Property, plant and equipment, net	December 31,	September 30,
	2005	2006
Commercial aviation	59,456	53,974
Defense and government	51,326	57,215
Customer services and others	17,148	53,296
Unallocated	260,432	227,119

Total	388,362	391,604

Trade accounts receivable, net	December 31,	September 30,
	2005	2006
Commercial aviation	99,515	32,353
Defense and government	170,583	130,339
Customer services and others	180,726	234,972

Total	450,824	397,664

Advances from customers	December 31,	September 30,
	2005	2006
Commercial aviation	440,157	402,629
Defense and government	85,562	162,697
Executive aviation	29,540	209,695
Customer services and others	27,723	43,054

Total	582,982	818,005

15. SUBSEQUENT EVENTS

In October 2006, Embraer’s subsidiary Embraer Overseas Limited issued Guaranteed Notes due 2017 with an aggregate principal amount of US$400 million, bearing a 6.375% coupon rate, in an offering exempt from the registration with the Securities and Exchange Commission. The notes are unconditionally guaranteed by Embraer. The proceeds will be used to repay part of Embraer’s existing indebtedness and for general corporate purposes.

* * *